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FUNDRISE | Real Estate Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $8,564,000, and an affiliate of the Adviser, which invested roughly $952,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

Rental home development in Charlotte, NC

This investment fits into our broader strategy to invest in affordably-priced rental housing across the Sunbelt.

We've invested roughly $9.5 million to acquire 12.8 acres of land in Charlotte, North Carolina, with plans to develop a community of 74 detached homes over roughly the next two years.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors. Learn more about the single-family rental asset class here.

As we referenced in our 2021 year-end letter and explored in depth in our 2021 Q3 update, we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $8,564,000 and the Growth eREIT VII, which invested $952,000.

Strategy

This investment follows an Opportunistic strategy.

Business plan

Our initial investment at Cedar Ridge is an all-cash purchase of 12.8 acres of land, where the single-family rental homes will be built. Our intent is to develop and lease up batches of roughly six homes per month, eventually completing 74 homes within the community, with full delivery expected by approximately January 2023. Though we purchased the land upfront, **the phased development structure should result in much more efficient deployment of investors' capital,** as opposed to holding cash for several months while waiting for an entire community to be built, and then acquiring it all at once.

Our intent with this and other investments in single-family rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt. While the properties of course look different than multifamily apartments, the underlying investment thesis is ultimately very similar.

We have engaged a leading property manager of single-family rental communities across the US.

We expect our aggregate investment in the completed community of 74 homes will be roughly $31 million. While we acquired the initial investment in the undeveloped land in an all-cash transaction, once the homes are constructed and leased up we eventually intend to use portfolio-level financing, with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

Why we invested

- **Fast-growing area:** Between 2010 and 2019, the Charlotte MSA's population grew at nearly triple the rate of the national average, according to the U.S. Census, a trend that continued even throughout the COVID-19 pandemic, causing Charlotte to surpass San Francisco as one of the top 15 most populous cities in the country.

- **Social distancing-friendly:** We believe the privacy provided by the community's fully detached and individual homes will be particularly attractive to renters seeking an additional level of social distancing, or who simply need more living space as norms around work and school shift.

- **Institutional-quality asset:** We are working directly with a nationally recognized homebuilder to develop the Cedar Ridge community from the ground up. Once construction on the 74 homes is complete, we will have added an institutional-quality asset of rental homes to our portfolio, consisting entirely of brand-new construction.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

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